Mail Stop 4561

March 31, 2008

Mr. Robert L. Levy
Chief Financial Officer
Independence Tax Credit Plus L.P. III
625 Madison Avenue
New York, NY 10022

> **Re: Independence Tax Credit Plus L.P. III**
> **Form 10-K for Fiscal Year Ended March 31, 2007**
> **Filed June 22, 2007**
> **File No. 000-24650**

Dear Mr. Levy:

We have completed our review of the above referenced filing and have no further comments at this time.

Sincerely,

Robert Telewicz
Senior Staff Accountant